Exhibit 7
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
x 1 million Euro

	IFRS
	Excl.
	32/39	IFRS	IFRS
	Year ended December 31,
	2004	2005	2006
Total interest expense from the banking operations	16,707	39,109	49,978
Other interest expenses	1,019	969	1,016
Interest credited on investment contracts and universal life-type contracts (FAS 97)	3,809	5,453	5,084

Total interest expense	21,535	45,531	56,078

Capitalized interest during construction	—	—	—

Total Charges	21,535	45,531	56,078

Dividend in preference shares	14	—	—
Dividend in preference shares — TIER1 capital	136	—	—

Total Charges inclusive Dividend in preference shares	21,685	45,531	56,078

Pre tax profit	7,740	8,894	9,940
Total interest expense	21,535	45,531	56,078
Losses from investments accounted under the equity method	(7)	(3)	(7)

Total	29,268	54,422	66,011

Earnings to Fixed Charges:
Including Interest on Deposits	1.36	1.20	1.18
Earnings to Combined Fixed Charges and Preferred Stock Dividend:
Including Interest on Deposits	1.35	1.20	1.18